

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2021

Stephen Carnes
Chief Executive Officer
AQUA POWER SYSTEMS INC.
2180 Park Ave North, Unit 200
Winter Park, FL 32789

> **Re: AQUA POWER SYSTEMS INC.**
> **Registration Statement on Form 10-12G**
> **Filed October 28, 2021**
> **File No. 000-56361**

Dear Mr. Carnes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G filed on August 28, 2021

Item 1 Business, Blank Check Company Status, page 3

1. We note your disclosure that you are a "shell company" as defined in Rule 12b-2 of the Exchange Act and that you seek to merge with a private entity. We also note your Rule 419 disclosures and that as a blank check company, any offerings of your securities would need to comply with Rule 419 under the Securities Act. Please expand your Rule 419 disclosures to discuss the risk that a requirement to comply with Rule 419 could deter a target company from entering into a business transaction with your company. Also revise your shell company disclosure to discuss the prohibition on the use of Form S-8 by shell companies.

2. We note the disclosure that on June 6, 2014, the Company changed its name to Aqua Power Systems Inc. and that October 19, 2020, Small Cap Compliance, LLC filed its motion to serve as custodian of the Company. Revise to disclose the reasons for the

Company's inactivity between 2014 and 2020.

3.   Please update the discussion of the receivership to describe the November 8, 2021 hearing.

Item 10 Recent Sales of Unregistered Securities, page 22

4.   We note your disclosure of your sale of unregistered securities in an exempt private placement transaction on April 22, 2021. Please expand your disclosure to include the name(s) of the purchaser(s) or identify the class of person(s) to whom the securities were sold. Please refer to Item 701(b) of Regulation S-K.

General

5.   Please note that your registration statement becomes effective automatically 60 days after its initial filing, and you will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Gus Rodriguez, Staff Accountant, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Law Clerk, at 202-551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Colin Hill